ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL
February 8, 2019

CONFIDENTIAL

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mayville Engineering Company, Inc.
Confidential Submission of the Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Mayville Engineering Company, Inc. (the “Company”), we are hereby submitting a draft registration statement on Form S-1 relating to a proposed initial public offering of the Company’s common stock via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” (as defined in the JOBS Act), and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

A public filing of the registration statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

In accordance with the Compliance and Disclosure Interpretations of the Commission relating to the Fixing America’s Surface Transportation Act, dated August 17, 2017, an emerging growth company may omit from its draft registration statement annual and interim financial information that it reasonably believes it will not be required to present separately at the time of the contemplated offering.

The Company advises the Staff of the Commission that it currently expects its initial public offering to occur in the second quarter of 2019 and on such a date when its financial statements for the fiscal year ended December 31, 2016 and its interim financial statements for the nine months ended September 30, 2018 will not be required to be presented separately in its publicly filed registration statement. Accordingly, the Company has omitted such financial statements from the draft registration statement. Based on the current expected timing for the Company’s initial public offering, the Company currently expects to include the Company’s financial statements for the fiscal year ended December 31, 2018 in its publicly filed registration statement.

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AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

4812-5318-0807.2

February 8, 2019 Page 2

Should you have any questions regarding the foregoing or this submission, please do not hesitate to contact me at (414) 297-5668 or rryba@foley.com.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

cc:	Robert D. Kamphuis
Todd M. Butz
Mayville Engineering Company, Inc.